Exhibit 99.2

GLOBUS MARITIME LIMITED

August 7, 2026

TO THE SHAREHOLDERS OF GLOBUS MARITIME LIMITED

Enclosed is a Notice of Annual Meeting of Shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”), which will be held at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Attica, Greece, on September 17, 2026, at 11:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class I directors to serve until the 2029 annual meeting of shareholders and until their successors are elected and qualified (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring proof of beneficial ownership as of the record date in order to attend the Meeting, and you must bring a legal proxy from your broker, bank or other nominee in order to vote.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Athanasios Feidakis
President, Chief Executive Officer and Chief Financial Officer

GLOBUS MARITIME LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 17, 2026

NOTICE IS HEREBY given that the 2026 annual meeting of shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”) will be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Attica, Greece on September 17, 2026 at 11:00 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class I directors to serve until the 2029 Annual Meeting of Shareholders and until their successors are elected and qualified (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company recommends that you vote FOR each of Proposal One and Proposal Two.

The board of directors of the Company has fixed the close of business on July 20, 2026 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

You are cordially invited to attend the Meeting in person. If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring proof of beneficial ownership as of the Record Date in order to attend the Meeting, and you must bring a legal proxy from your broker, bank or other nominee in order to vote. A brokerage statement or a letter from your bank or broker are examples of proof of ownership so long as they indicate you were the owner of the Company shares on the Record Date.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one third of the voting power of the shares entitled to vote at the Meeting. If less than a quorum is present, a majority of the voting power of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

The giving of a proxy does not preclude the right to vote in person should any shareholder giving the proxy so desire and such shareholder duly revokes the proxy. Shareholders have an unconditional right to revoke their proxy at any time prior to the exercise thereof, either in person at the Meeting or by filing at the Company’s headquarters a written notice of revocation or a duly executed proxy bearing a later date; no such revocation will be effective, however, until written notice of the revocation or a duly executed proxy bearing a later date is received by us at or prior to the Meeting. If you hold shares in street name, through a brokerage firm, bank or other nominee, and have voted by proxy, please contact your brokerage firm, bank or other nominee if you wish to change your vote.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares or to revoke your vote, if necessary. Holders of common shares should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

The Company’s 2025 Annual Report on Form 20-F (the “2025 Annual Report”), which contains the Company’s audited financial statements for the fiscal year ended December 31, 2025, is available on the Company’s website at www.globusmaritime.gr. Any shareholder may receive a hard copy of the Company’s 2025 Annual Report, free of charge upon written request to the Company (please email info@globusmaritime.gr).

This Notice of the Meeting, the Proxy Statement and related materials, including the Company’s 2025 Annual Report, can also be found at: https://globusmaritime.gr/media/agm2026.pdf. Any shareholder may receive a hard copy of the these materials, free of charge upon written request to the Company (please email info@globusmaritime.gr). Information on or accessed through the Company’s website is not incorporated by reference herein and does not constitute a part hereof.

By Order of the Board of Directors

Olga Lambrianidou
Secretary

August 7, 2026

GLOBUS MARITIME LIMITED

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 17, 2026

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece on September 17, 2026 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 7, 2026.

These materials together with the Company’s 2025 annual report (the “2025 Annual Report”) that contains the Company’s audited consolidated financial statements for the year ended December 31, 2025 may be found on the Company’s website at www.globusmaritime.gr. Any shareholder may receive a hard copy of the Company’s 2025 Annual Report, free of charge upon request upon written request to the Company (please email info@globusmaritime.gr). Information on or accessed through the Company’s website is not incorporated by reference herein and does not constitute a part hereof.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 20, 2026 (the “Record Date”), which is the record date for the Meeting, the Company had issued and outstanding 21,582,301 common shares, par value $0.004 per share (the “Common Shares”), and 10,300 Series B preferred shares, par value $0.001 per share (the “Series B Preferred Shares” and together with the Common Shares, the “Shares,” and any holder of Shares, a “Shareholder”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Series B Preferred Share then held provided however, that pursuant to the Amended and Restated Statement of Designation of the Series B Preferred Shares, no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Share that would result in the total number of votes such holder, together with each beneficial owner of such Series B Preferred Share and any of their affiliates, is entitled to vote (including any voting power derived from Series B Preferred Shares or Common Shares) to exceed 49.99% of the total number of votes eligible to be cast.

To constitute a quorum, there must be present either in person or by proxy one or more Shareholders of record holding at least one third of the voting power of the Shares entitled to vote at the Meeting. If less than a quorum is present, a majority of the voting power of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

If you attend the Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership as of the Record Date to be admitted to the meeting. A brokerage statement or a letter from your bank or broker are examples of proof of ownership so long as they indicate you were the owner of the Company shares on the Record Date.

The Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GLBS.”

REVOCABILITY OF PROXIES

A Shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s office at c/o Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold Shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

APPROVAL OF PROPOSALS

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation, if any, is expected to be made primarily by mail, but Shareholders may be solicited by telephone, e-mail or personal contact.

EFFECT OF ABSTENTIONS

An “abstention” occurs when a shareholder sends in a proxy with explicit instructions to decline to vote on a particular matter. Abstentions are counted as present for the purposes of determining a quorum. Abstentions will have no effect on the outcome of Proposal One or Proposal Two.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be Held on September 17, 2026

The Notice of the Annual Meeting of Shareholders and Proxy Statement, including the Company’s 2025 Annual Report, is available free of charge at www.globusmaritime.gr

PROPOSAL ONE

ELECTION OF CLASS I DIRECTORS

The Company currently has five directors on its board of directors, which is divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of removal, resignation or death prior to the annual meeting of shareholders in which such director’s term of office expires and whenever his successor is duly elected and qualified. The term of the Company’s Class I directors expires at the Meeting. Accordingly, the board of directors of the Company has nominated Athanasios “Thanos” Feidakis and Ioannis Kazantzidis, as current Class I directors, for re-election as directors whose term would expire at the 2029 annual meeting of shareholders and whenever his successor is duly elected and qualified.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Shares authorized thereby FOR the election of the following nominees. It is expected that each nominee will be able to serve, but if before the election it develops that any nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors of the Company may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position

Athanasios “Thanos” Feidakis	39	Class I Director, and President, Chief Executive Officer and Chief Financial Officer

Ioannis Kazantzidis	75	Class I Director

Athanasios (“Thanos”) Feidakis, a Class I director was appointed to the Company’s board of directors in July 2013. In December 2015, Mr. Athanasios Feidakis was also appointed the Company’s President, Chief Executive Officer and Chief Financial Officer, and is the Company’s sole executive officer. From October 2011 through June 2013, Mr. Athanasios Feidakis worked for the Company’s operations and chartering department as an operator. Prior to that and from September 2010 to May 2011, Mr. Athanasios Feidakis worked for ACM, a shipbroking firm, as an S&P broker, and from October 2007 to April 2008, he worked for Clarksons, a shipbroking firm, as a chartering trainee on the dry cargo commodities chartering and on the sale and purchase of vessels. From April 2011 to April 2016, Mr. Athanasios Feidakis was a director of F.G. Europe S.A., a company controlled by his family, specializing in the distribution of well-known brands in Greece, the Balkans, Turkey, Italy and UK. From December 2008 to December 2015, Mr. Athanasios Feidakis was the President of Cyberonica S.A., a family-owned company specializing in real estate development. Mr. Athanasios Feidakis holds a B.Sc. in Business Studies and a M.Sc. in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and an MBA from London School of Economics. In addition, Mr. Athanasios Feidakis has professional qualifications in dry cargo chartering and operations from the Institute of Chartered Shipbrokers.

Ioannis Kazantzidis, a Class I director, was appointed to the Company’s board of directors in November 2016 to fill a vacancy in the Company’s board of directors. Mr. Kazantzidis was the principal of Porto Trans Shipping LLC, a shipping and logistics company based in the United Arab Emirates, from 2007 until 2025. Between 1987 to 2007, Mr. Kazantzidis was with HSBC Group, where he served in managerial positions participating in the development and implementation of financial systems in multiple locations. Mr. Kazantzidis has been a Director of Saeed Mohammed Heavy Equipment Trading LLC, a general trading company, based in Jebel Ali, UAE from 2009 to 2023. Mr. Kazantzidis has served as the Chairman of Nazaki Corporation, a private investment company based in the British Virgin Islands, since 1988. Mr. Kazantzidis was the Chairman of Fisherman’s Wharf Pvt Ltd from 1989 to 2015, and a director of Dow Corning Lanka Pvt Ltd from 2000 to 2013 and Propasax Pvt Ltd from 2010 to 2015. As of December 31, 2020 to December 31, 2023, Mr. Kazantzidis was a director of Longdon Place Developers LLC.

Audit Committee. The Company’s board of directors has established an Audit Committee, composed of two independent members of the Company’s board of directors, who are responsible for ensuring that the Company’s financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to the Company’s accounts and for reviewing all related party transactions. The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. The Company believes that Mr. Kazantzidis qualifies as an “audit committee financial expert,” as such term is defined under Securities and Exchange Commission rules.

Remuneration Committee. The Remuneration Committee is comprised of Jeffrey O. Parry, Ioannis Kazantzidis and Christina Tampourea. It is responsible for determining, subject to approval from the Company’s board of directors, the remuneration guidelines to apply to the Company’s executive officer, secretary and other members of the executive management as the Company’s board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options.

Nomination Committee. The Nomination Committee is comprised of George Feidakis, Ioannis Kazantzidis, Jeffrey O. Parry and Christina Tampourea. It is responsible for reviewing the structure, size and composition of the Company’s board of directors and identifying and nominating candidates to fill board of directors positions as necessary.

Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).

Required Vote. Adoption of Proposal One, and the election of each director, requires the affirmative vote of a plurality of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF EACH OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The board of directors of the Company is submitting for ratification at the Meeting the ratification of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2026. Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Further information is available at the Company’s website located at http://www.globusmaritime.gr. The Company’s annual reports (including the Company’s Annual Report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2025), Reports on Form 6-K and other filings with the SEC are available, free of charge, through its website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on or accessed through the Company’s or the SEC’s website is not incorporated by reference in this Proxy Statement and does not constitute a part of this Proxy Statement.

OTHER MATTERS

The Board knows of no other business that may properly come before the Meeting; however, if other matters properly come before the Meeting, it is intended that the persons named in the proxy will vote thereon in accordance with their judgment. In the event a Shareholder specifies a different choice by means of the Shareholder’s proxy, the Shareholder’s shares will be voted in accordance with the specification so made.

By Order of the Board of Directors

Olga Lambrianidou

Secretary

August 7, 2026

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